EXHIBIT 99.1

NewsRelease

TC Energy reports record 2019 financial results
Increases common share dividend by 8 per cent

CALGARY, Alberta – February 13, 2020 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for fourth quarter 2019 of $1.1 billion or $1.18 per share compared to net income of $1.1 billion or $1.19 per share for the same period in 2018. For the year ended December 31, 2019, net income attributable to common shares was $4.0 billion or $4.28 per share compared to net income of $3.5 billion or $3.92 per share in 2018. Comparable earnings for fourth quarter 2019 were $970 million or $1.03 per common share compared to $946 million or $1.03 per common share for the same period in 2018. For the year ended December 31, 2019, comparable earnings were $3.9 billion or $4.14 per common share compared to $3.5 billion or $3.86 per common share in 2018. TC Energy's Board of Directors also declared a quarterly dividend of $0.81 per common share for the quarter ending March 31, 2020, equivalent to $3.24 per common share on an annualized basis, an increase of eight per cent. This is the twentieth consecutive year the Board has raised the dividend.
"We are very pleased with the performance of our diversified portfolio of regulated and long-term contracted assets which generated record financial results again in 2019," said Russ Girling, TC Energy’s President and Chief Executive Officer. "Despite significant asset sales that accelerated the strengthening of our balance sheet, comparable earnings per share increased seven per cent compared to 2018 while comparable funds generated from operations of $7.1 billion were nine per cent higher. The increases reflect the strong performance of our legacy assets and contributions from approximately $8.7 billion of growth projects that entered service in 2019. Those increases were partially offset by lower contributions from approximately $3.4 billion of assets that were monetized during the year."
TC Energy exited 2019 having attained targeted credit metrics and in a position to fund its $30 billion portfolio of secured growth projects without the issuance of additional common shares. The Company's strong financial position will be further bolstered by the completion of pending portfolio management and project financing expected in the first half of 2020.
In July 2019, the Company entered into an agreement to sell its Ontario natural gas-fired power plants including Napanee, Halton Hills and a 50 per cent interest in Portlands Energy Centre for approximately $2.87 billion. The transaction is anticipated to close by the end of first quarter 2020.
In December 2019, the Company also entered into an agreement to sell a 65 per cent equity interest in its $6.6 billion Coastal GasLink Pipeline Project. Under the terms of the sale, TC Energy will receive upfront proceeds that include reimbursement of its partners' proportionate share of the project costs incurred to the date of close as well as additional payment streams through construction and operation of the pipeline. Concurrent with the sale, the Company expects that Coastal GasLink will finalize a secured construction credit facility with a syndicate of banks to fund up to 80 per cent of the project's capital expenditures during construction. Both transactions are expected to close in the first half of 2020 and substantially satisfy the Company's funding requirements through project completion. TC Energy will continue to be responsible for constructing and operating the pipeline.

"Over the past several years, we have taken significant steps to high-grade our asset base through organic growth, acquisitions and divestitures, as well as return our balance sheet to its position of historical strength," added Girling. "The Company's footprint is comprised of irreplaceable corridors of critical energy infrastructure that are expected to contribute to the continuous replenishment of our growth portfolio in the years ahead. Management remains focused on further enhancing the quality and longevity of the Company's earnings and cash flow profile by seeking to turn our remaining merchant revenues into contracted annuity streams as well as increase regulatory certainty through long-term settlements with our customers."
Looking forward, TC Energy will continue to progress more than $20 billion of projects under development including Keystone XL and the Bruce Power life extension program. Success in advancing these and other organic growth opportunities emanating from our five operating businesses across North America, along with our $30 billion secured capital program, is expected to support annual dividend growth of eight to 10 per cent in 2021 and five to seven per cent thereafter.
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)

•	Fourth quarter 2019 financial results
◦Net income attributable to common shares of $1.1 billion or $1.18 per common share
◦Comparable earnings of $970 million or $1.03 per common share
◦Comparable EBITDA of $2.3 billion
◦Net cash provided by operations of $1.8 billion
◦Comparable funds generated from operations of $1.8 billion

•	For the year ended December 31, 2019
◦Net income attributable to common shares of $4.0 billion or $4.28 per common share
◦Comparable earnings of $3.9 billion or $4.14 per common share
◦Comparable EBITDA of $9.4 billion
◦Net cash provided by operations of $7.1 billion
◦Comparable funds generated from operations of $7.1 billion

•	Fourth quarter and other recent highlights

◦	TC Energy's Board of Directors approved an eight per cent increase in the quarterly common share dividend to $0.81 per common share for the quarter ending March 31, 2020

◦
Discontinued the issuance of common shares from treasury at a discount to satisfy purchases under the Dividend Reinvestment and Share Purchase Plan (DRP) commencing with the dividends declared October 31

◦	Exited 2019 having brought $8.7 billion of new assets into service, realized $3.4 billion from portfolio management activities and attained targeted credit metrics in the year

◦
Entered into an agreement in December to sell a 65 per cent equity interest in Coastal GasLink which, when combined with the establishment of a secured construction credit facility, is expected to substantially satisfy the Company's funding requirements through to in-service

◦	Placed $1.1 billion of the North Montney project in service in January 2020

◦
In February 2020, approved the $0.9 billion 2023 NGTL Intra-Basin System Expansion for contracted incremental intra-basin firm delivery capacity and the US$0.3 billion Alberta XPress project, an expansion of the ANR Pipeline system

◦	In January 2020, received a Federal Energy Regulatory Commission (FERC) certificate for the US$0.2 billion Buckeye XPress project on our Columbia Gas system

◦	Filed an application for approval of a six-year unanimous negotiated settlement on the Canadian Mainline tolls with the Canada Energy Regulator (CER)

◦	Received approval of the Columbia Gulf rate settlement from FERC

◦	Received Final Supplementary Environmental Impact Statement (SEIS) for the Keystone XL project in December 2019 and approval from the U.S. Bureau of Land Management in February 2020.

Net income attributable to common shares for the three months ended December 31, 2019 was $1.1 billion or $1.18 per share compared to $1.1 billion or $1.19 per share for the same period last year. For the year ended December 31, 2019, net income attributable to common shares was $4.0 billion or $4.28 per share compared to $3.5 billion or $3.92 per share in 2018. Per share results reflect the dilutive impact of common shares issued under our Corporate At-The-Market (ATM) program in 2018 and under our DRP. Net income attributable to common shares includes a number of specific items that we believe are significant but not reflective of our underlying operations in the period. More information on these items which are excluded from comparable earnings can be found in the table entitled "Reconciliation of net income to comparable earnings" later in the document.
Comparable EBITDA decreased by $138 million to $2.3 billion for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to the net effect of the following:

•
lower contribution from Canadian Natural Gas Pipelines primarily reflecting lower flow-through income taxes and depreciation as well as lower incentive earnings in the Canadian Mainline due to recording the full-year impact of the Canadian Mainline 2018-2020 Tolls Review (NEB 2018 Decision) in fourth quarter 2018. Due to the flow-through treatment of certain expenses including income taxes and depreciation on our Canadian rate-regulated pipelines, the decrease in these expenses impacts our comparable EBITDA despite having no significant effect on net income

•
lower contribution from Liquids Pipelines primarily due to decreased volumes on the Keystone Pipeline System, lower margins on liquids marketing activities and the impact of the sale of an 85 per cent equity interest in Northern Courier on July 17, 2019

•
higher contribution from U.S. Natural Gas Pipelines mainly due to incremental earnings from Columbia Gas growth projects placed in service, partially offset by decreased earnings from the sale of certain Columbia midstream assets on August 1, 2019 and from Bison (wholly owned by TC PipeLines, LP) following a 2018 agreement with two customers to pay out their future contract revenues and terminate the contracts

•
higher contribution from Power and Storage primarily due to increased Bruce Power results from a higher realized power price and higher volumes, partially offset by lower results from our Alberta cogeneration plants and the sale of the Coolidge generating station on May 21, 2019

•
higher equity earnings from our investment in the Sur de Texas pipeline which was placed in service in September 2019, at which time we began recording equity income from operations. Prior to in-service, Sur de Texas equity income primarily reflected an allowance for funds used during construction (AFUDC), net of our proportionate share of interest expense on inter-affiliate loans from its partners. Our share of this interest expense is fully offset in Interest income and other.

Comparable earnings increased by $24 million to $970 million for the three months ended December 31, 2019 compared to the same period in 2018 and were primarily due to the net effect of:

•	changes in comparable EBITDA described above

•
higher interest income and other as a result of lower realized losses in 2019 compared to 2018 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income

•
lower income tax expense primarily due to lower flow-through income taxes in Canadian rate-regulated pipelines and lower comparable earnings before income taxes, partially offset by lower foreign tax rate differentials

•
lower depreciation largely in Canadian Natural Gas Pipelines which is fully recovered in tolls as reflected in comparable EBITDA above, therefore having no significant impact on comparable earnings. This was partially offset by increased depreciation in U.S. Natural Gas Pipelines reflecting new projects placed in service

•
lower AFUDC primarily due to Columbia Gas and Columbia Gulf growth projects placed in service, partially offset by capital expenditures on our NGTL System and continued investment in our Mexico projects.

Comparable earnings per common share for the three months ended December 31, 2019 was consistent with 2018 at $1.03 and reflects the dilutive impact of common shares issued under our DRP in fourth quarter 2018 and throughout 2019.
Comparable EBITDA in 2019 increased by $803 million to $9.4 billion compared to the same period in 2018 primarily due to the net effect of the following:

•
increased contribution from U.S. Natural Gas Pipelines mainly attributable to incremental earnings from Columbia Gas and Columbia Gulf growth projects placed in service, partially offset by decreased earnings from Bison (wholly owned by TC PipeLines, LP) contract terminations and from the sale of certain Columbia midstream assets on August 1, 2019

•
increased contribution from Liquids Pipelines primarily resulting from higher volumes on the Keystone Pipeline System and earnings from liquids marketing activities, partially offset by decreased earnings as a result of the sale of an 85 per cent equity interest in Northern Courier on July 17, 2019

•
higher contribution from Power and Storage primarily attributable to increased Bruce Power results from a higher realized power price, partially offset by the sale of our interests in the Cartier Wind power facilities in late 2018 and the sale of the Coolidge generating facility on May 21, 2019

•
lower contribution from Canadian Natural Gas Pipelines mainly due to lower flow-through income taxes on the Canadian Mainline reflecting the impact of the NEB 2018 Decision and on the NGTL System as a result of accelerated tax depreciation, enacted by the Canadian federal government, partially offset by higher rate base earnings and depreciation on the NGTL System as additional facilities were placed in service. Due to the flow-through treatment of certain expenses, including income taxes and depreciation on our Canadian rate-regulated pipelines, the accelerated tax depreciation changes in 2019 and increased depreciation expense impacts our comparable EBITDA despite having no significant effect on net income

•	foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings from our U.S. operations.
Comparable earnings in 2019 increased by $371 million or $0.28 per common share to $3.9 billion or $4.14 per common share compared to 2018 primarily due to the net effect of:

•	changes in comparable EBITDA described above

•
higher income tax expense due to increased comparable earnings before income taxes and lower foreign tax rate differentials, partially offset by lower flow-through income taxes on the Canadian Mainline reflecting the impact of the NEB 2018 Decision and on the NGTL System from the effect of accelerated tax depreciation

•
higher depreciation largely in U.S. Natural Gas Pipelines reflecting new projects placed in service. Canadian Natural Gas Pipelines' depreciation also increased, however it is fully recovered in tolls on a flow-through basis as discussed in comparable EBITDA above, and therefore it has no significant impact on comparable earnings

•
increased interest expense primarily as a result of long-term debt issuances, net of maturities, the foreign exchange impact on translation of U.S. dollar-denominated interest and higher levels of short-term borrowings, partially offset by higher capitalized interest

•
lower AFUDC primarily due to Columbia Gas and Columbia Gulf growth projects placed in service, partially offset by capital expenditures on our NGTL System and continued investment in our Mexico projects.

Comparable earnings per share in 2019 and 2018 were impacted by the dilutive impact of common shares issued under our Corporate ATM program in 2018 and under our DRP.

Notable recent developments include:
Canadian Natural Gas Pipelines:

•
Coastal GasLink Pipeline Project: We are proceeding with construction of the estimated $6.6 billion Coastal GasLink natural gas pipeline project. Coastal GasLink will be a 670 km (416 miles) pipeline with an initial capacity of approximately 2.2 PJ/d (2.1 Bcf/d) with potential expansion capacity up to 5.4 PJ/d (5.0 Bcf/d). All necessary regulatory permits for the initial capacity have been received and the project is expected to enter service in 2023. Coastal GasLink has signed project and community agreements with all 20 elected Indigenous bands along the pipeline route, confirming strong support from Indigenous communities across the province.

In December 2019, we entered into an agreement to sell a 65 per cent equity interest in Coastal GasLink to KKR-Keats Pipeline Investors II (Canada) Ltd. (KKR) and a subsidiary of Alberta Investment Management Corporation (AIMCo). Concurrent with the sale, TC Energy expects that Coastal GasLink will finalize a secured construction credit facility with a syndicate of banks to fund up to 80 per cent of the project's capital expenditures during construction. Both transactions are expected to close in the first half of 2020 subject to customary regulatory approvals and consents, including the consent of LNG Canada. As part of the transaction, we will be contracted by the Coastal GasLink Limited Partnership to construct and operate the pipeline.
Under the terms of the sale, we will receive upfront proceeds that include reimbursement of a 65 per cent proportionate share of the project costs incurred as of the closing as well as additional payment streams through construction and operation of the pipeline. We expect to record an after-tax gain of approximately $600 million upon closing of the transaction which includes the gain on sale, required revaluation of our 35 per cent residual ownership to fair market value and recognition of previously unrecorded tax benefits. Upon closing, we expect to account for our remaining 35 per cent investment using equity accounting.
The introduction of partners, establishment of a dedicated project-level financing facility, recovery of cash payments through construction for carrying charges on costs incurred and remuneration for costs to date are expected to substantially satisfy our funding requirements through project completion.
We are also committed to working with the 20 First Nations that have executed agreements with Coastal GasLink to provide them an opportunity to invest in the project. As a result, in conjunction with this sale, we will provide an option to the 20 First Nations to acquire a 10 per cent equity interest in Coastal GasLink on similar terms to what has been agreed with KKR and AIMCo.

•
NGTL System: On February 12, 2020, we approved the 2023 NGTL Intra-Basin System Expansion for contracted incremental intra-basin firm delivery capacity of 331 TJ/d (309 MMcf/d) for 15-year terms. The expansion includes three segments of pipeline totaling 119 km (74 miles), 90 MW of additional compression and has an estimated capital cost of $0.9 billion with in-service dates commencing in 2023.

In October 2019, we announced our West Path Expansion Program, an expansion of our NGTL System and Foothills pipeline system for contracted incremental export capacity onto the Gas Transmission Northwest (GTN) system in the Pacific Northwest. The Canadian portion of the expansion program has an estimated capital cost of $1.0 billion and consists of approximately 103 km (64 miles) of pipeline and associated facilities with in-service dates in fourth quarter 2022 and fourth quarter 2023. This total program is underpinned by approximately 275 TJ/d (258 MMcf/d) of new firm service contracts with terms that exceed 30 years.
During 2019, the NGTL System placed approximately $1.3 billion of capacity projects in service.

On January 31, 2020, the $1.1 billion Aitken Creek section of the North Montney project was also placed in service, supplementing $0.3 billion of facilities completed in 2019. The balance of the $1.6 billion project is expected to be in service in second quarter 2020. The total project will add approximately 206 km (128 miles) of new pipeline along with three compressor units and 14 meter stations.
In March 2019, the NGTL System Rate Design and Services Application was filed with the National Energy Board (NEB), now the CER, which included a contested settlement agreement negotiated with its Tolls, Tariff, Facilities and Procedures (TTFP) committee. The settlement is supported by the majority of the TTFP committee members. The application addresses rate design, terms and conditions of service for the NGTL System and a tolling methodology for the North Montney Mainline (NMML). Given the complexity of the issues raised in the application, the CER held a public hearing in fourth quarter 2019. We anticipate a decision in first quarter 2020.
The NGTL System's 2018-2019 Revenue Requirement Settlement expired on December 31, 2019. We continue to work with NGTL stakeholders towards a new revenue requirement arrangement for 2020 and subsequent years. While these discussions continue, the NGTL System is operating under interim tolls for 2020 that were approved by the CER on December 6, 2019.

•
Canadian Mainline: In December 2019, TC Energy filed an application on the Canadian Mainline tolls with the CER for approval of a six-year unanimous negotiated settlement with its customers and other interested parties encompassing a term from January 2021 through December 2026. The settlement sets a base equity return of 10.1 per cent on 40 per cent deemed common equity and includes an incentive to either decrease costs and/or increase revenues on the pipeline with a beneficial sharing mechanism to both the shippers and us.

U.S. Natural Gas Pipelines:

•
Alberta XPress: On February 12, 2020, we approved the Alberta XPress project, an expansion project on the ANR Pipeline system that utilizes existing capacity on the Great Lakes and Canadian Mainline systems to connect growing supply from the Western Canadian Sedimentary Basin (WCSB) to U.S. Gulf Coast LNG export markets. The anticipated in-service date is in 2022 with estimated project costs of US$0.3 billion.

•
Buckeye XPress: The Buckeye XPress project represents an upsizing of an existing pipeline replacement project in conjunction with our Columbia Gas modernization program. The US$0.2 billion cost to upsize the replacement pipe and install compressor upgrades will enable us to offer 290 TJ/d (275 MMcf/d) of incremental pipeline capacity to accommodate growing Appalachian production. The FERC certificate for Buckeye XPress was received in January 2020 and we expect the project to be placed in service in late 2020.

•
GTN XPress: In October 2019, TC PipeLines, LP approved the GTN XPress project which is an integrated reliability and expansion project on the GTN system that will provide for the transport of additional volumes enabled by the NGTL System's West Path Delivery Program discussed previously. GTN XPress is expected to be complete in late 2023 with an estimated total cost of US$0.3 billion.

•
Columbia Gulf Rate Settlement: In December 2019, FERC approved the uncontested Columbia Gulf rate settlement which set new recourse rates for Columbia Gulf effective August 1, 2020 and instituted a rate moratorium through August 1, 2022. The revised rates are not expected to have a significant impact on our U.S. Natural Gas Pipelines segment comparable earnings.

Mexico Natural Gas Pipelines:

•
Villa de Reyes: Construction for the Villa de Reyes project is ongoing with a phased in-service anticipated to commence in second quarter 2020 with full in-service by the end of 2020. We have received capacity payments under force majeure provisions up to May 2019 but have not commenced recording revenues.

•
Tula: The East Section of the Tula pipeline is available for interruptible transportation services until regular service under the Comisión Federal Electricidad (CFE) contract commences. Construction of the central segment of the Tula project has been delayed due to a lack of progress by the Secretary of Energy, the governmental department responsible for Indigenous consultations. The west section of Tula is mechanically complete and anticipated to go into service as soon as gas becomes available. Project completion is expected approximately two years after the consultation process is successfully concluded. We have received capacity payments under force majeure provisions up to June 2019 but have not commenced recording revenues.

•
CFE Arbitration: In June 2019, CFE filed requests for arbitration under the Villa de Reyes and Tula contracts. The arbitration processes, and their fixed capacity payments under force majeure, have been suspended while negotiations with respect to the transportation services agreements progress.

Liquids Pipelines:

•
Keystone XL: The U.S. Department of State issued a Final SEIS for the project in December 2019. The Final SEIS supplements the 2014 Keystone XL SEIS and underpins the Bureau of Land Management and U.S. Army Corps of Engineers permits.

On February 7, 2020, we received approval from the U.S. Bureau of Land Management allowing for the construction of the Keystone XL pipeline across federally managed lands in Montana and land managed by the U.S. Army Corps of Engineers at the Missouri River.
In March 2019, the U.S. President issued a new Presidential Permit for the Keystone XL project which superseded the 2017 permit. This resulted in the dismissal of certain legal claims related to the 2017 permit and an injunction barring certain pre-construction activities and construction of the project. The lawsuits were expanded to include challenges to the 2019 Presidential Permit and are proceeding in federal district court in Montana.
We continue to actively manage legal and regulatory matters as the project advances.
Power and Storage:

•
Bruce Power – Life Extension: Bruce Power’s Unit 6 Major Component Replacement (MCR) outage commenced on January 17, 2020 and is expected to be completed in late 2023. We expect to invest approximately $2.4 billion in Bruce Power's life extension programs through 2023 which includes the Unit 6 MCR and approximately $5.8 billion post-2023. Future MCR investments will be subject to discrete decisions for each unit with specified off-ramps available for Bruce Power and the Independent Electricity System Operator (IESO).

•
Ontario Natural Gas-fired Power Plants: On July 30, 2019, we entered into an agreement to sell our Halton Hills and Napanee power plants as well as our 50 per cent interest in Portlands Energy Centre to a subsidiary of Ontario Power Generation Inc. for proceeds of approximately $2.87 billion, subject to timing of the close and related adjustments. The sale is expected to close by the end of first quarter 2020 subject to conditions which include regulatory approvals and Napanee reaching commercial operations as outlined in the agreement.

Corporate:

•
Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.81 per common share for the quarter ending March 31, 2020 on TC Energy's outstanding common shares. The quarterly amount is equivalent to $3.24 per common share on an annualized basis and represents an increase of eight per cent. This is the twentieth consecutive year the Board has raised the dividend.

•
Dividend Reinvestment and Share Purchase Plan: Under the DRP, eligible holders of common and preferred shares of TC Energy can reinvest their dividends and make optional cash payments to obtain additional TC Energy common shares. From July 1, 2016 to October 31, 2019, common shares were issued from treasury at a discount of two per cent to market prices over a specified period. The participation rate by common shareholders in the DRP in 2019 was approximately 34 per cent, resulting in $711 million reinvested in common equity under the program.

Commencing with the dividends declared October 31, 2019, common shares purchased under TC Energy’s DRP will no longer be satisfied with shares issued from treasury at a discount, but rather will be acquired on the open market at 100 per cent of the weighted average purchase price.
Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, February 13, 2020 to discuss our fourth quarter and year-end 2019 financial results. Russ Girling, President and Chief Executive Officer, Don Marchand, Executive Vice-President, Strategy and Corporate Development and Chief Financial Officer, and other members of the TC Energy executive leadership team will discuss the financial results and Company developments at 2 p.m. MST / 4 p.m. EST.
Members of the investment community and other interested parties are invited to participate by calling 800.478.9326 or 416.340.2219 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: www.gowebcasting.com/10492.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on February 20, 2020. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 8119293#.
The audited annual consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available under TC Energy's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on our website at www.TCEnergy.com.
About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way.  Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 12, 2020 and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Annual consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's Annual Report to Shareholders dated February 12, 2020.

Media Inquiries:
Hejdi Carlsen / Jaimie Harding
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522

Fourth quarter 2019
Financial highlights

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2019	2018	2019	2018

Income
Revenues	3,263	3,904	13,255	13,679
Net income attributable to common shares	1,108	1,092	3,976	3,539
per common share – basic	$1.18	$1.19	$4.28	$3.92
– diluted	$1.18	$1.19	$4.27	$3.92
Comparable EBITDA[1]	2,315	2,453	9,366	8,563
Comparable earnings[1]	970	946	3,851	3,480
per common share[1]	$1.03	$1.03	$4.14	$3.86

Cash flows
Net cash provided by operations	1,826	2,039	7,082	6,555
Comparable funds generated from operations[1]	1,825	1,881	7,117	6,522
Capital spending[2]	2,355	3,438	8,784	10,929
Proceeds from sales of assets, net of transaction costs	—	614	2,398	614
Reimbursement of costs related to capital projects in development	—	470	—	470

Dividends declared
Per common share	$0.75	$0.69	$3.00	$2.76
Basic common shares outstanding (millions)
– weighted average for the period	937	915	929	902
– issued and outstanding at end of period	938	918	938	918

1
Comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations are all non-GAAP measures. Refer to Non-GAAP measures section for more information.

2	Includes capacity capital expenditures, maintenance capital expenditures, capital projects in development and contributions to equity investments.

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FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall.
Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this news release include information about the following, among other things:

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations about strategies and goals for growth and expansion

•	expected cash flows and future financing options available, including portfolio management

•	expected dividend growth

•	expected access to and cost of capital

•	expected costs and schedules for planned projects, including projects under construction and in development

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities

•	expected regulatory processes and outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	the expected impact of future tax and accounting changes

•	expected industry, market and economic conditions.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this news release.
Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:
Assumptions

•	regulatory decisions and outcomes

•	planned and unplanned outages and the use of our pipeline, power and storage assets

•	integrity and reliability of our assets

•	anticipated construction costs, schedules and completion dates

•	access to capital markets, including portfolio management

•	expected industry, market and economic conditions

•	inflation rates and commodity prices

•	interest, tax and foreign exchange rates

•	nature and scope of hedging.
Risks and uncertainties

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value

•	the operating performance of our pipeline, power and storage assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the amount of capacity payments and revenues from our power generation assets due to plant availability

•	production levels within supply basins

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	the availability and market prices of commodities

•	access to capital markets on competitive terms

•	interest, tax and foreign exchange rates

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FOURTH QUARTER NEWS RELEASE 2019

•	performance and credit risk of our counterparties

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment

•	competition in the businesses in which we operate

•	unexpected or unusual weather

•	acts of civil disobedience

•	cyber security and technological developments

•	economic conditions in North America as well as globally.
You can read more about these factors and others in reports we have filed with Canadian securities regulators and the SEC, including the MD&A in our 2019 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR (www.sedar.com).
NON-GAAP MEASURES
This news release references the following non-GAAP measures:

•	comparable EBITDA

•	comparable EBIT

•	comparable earnings

•	comparable earnings per common share

•	funds generated from operations

•	comparable funds generated from operations.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:

•	gains or losses on sales of assets or assets held for sale

•	income tax refunds and adjustments to enacted tax rates

•	certain fair value adjustments relating to risk management activities

•	legal, contractual and bankruptcy settlements

•	impairment of goodwill, investments and other assets

•	acquisition and integration costs

•	restructuring costs.

TC ENERGY [4
FOURTH QUARTER NEWS RELEASE 2019

We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures.

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable funds generated from operations	net cash provided by operations
Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings adjusted for specific items. Comparable EBIT is an effective tool for evaluating trends in each segment. Refer to each business segment section for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings or losses attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, AFUDC, Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income attributable to common shares and Net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to Cash provided by operating activities section for a reconciliation to Net cash provided by operations.

TC ENERGY [5
FOURTH QUARTER NEWS RELEASE 2019

Consolidated results – fourth quarter 2019
As of first quarter 2019, the previously disclosed Energy segment has been renamed the Power and Storage segment.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2019	2018	2019	2018

Canadian Natural Gas Pipelines	321	450	1,115	1,250
U.S. Natural Gas Pipelines	666	(34)	2,747	1,700
Mexico Natural Gas Pipelines	136	128	490	510
Liquids Pipelines	355	532	1,848	1,579
Power and Storage	102	315	455	779
Corporate	(69)	23	(70)	(54)
Total segmented earnings	1,511	1,414	6,585	5,764
Interest expense	(586)	(603)	(2,333)	(2,265)
Allowance for funds used during construction	117	161	475	526
Interest income and other	210	(215)	460	(76)
Income before income taxes	1,252	757	5,187	3,949
Income tax expense	(27)	(38)	(754)	(432)
Net income	1,225	719	4,433	3,517
Net (income)/loss attributable to non-controlling interests	(76)	414	(293)	185
Net income attributable to controlling interests	1,149	1,133	4,140	3,702
Preferred share dividends	(41)	(41)	(164)	(163)
Net income attributable to common shares	1,108	1,092	3,976	3,539
Net income per common share – basic	$1.18	$1.19	$4.28	$3.92
– diluted	$1.18	$1.19	$4.27	$3.92
Net income attributable to common shares increased by $16 million and decreased by $0.01 per common share for the three months ended December 31, 2019 compared to the same period in 2018. Net income per common share reflects the dilutive impact of common shares issued under our DRP in fourth quarter 2018 and throughout 2019.
Net income included unrealized gains and losses from changes in risk management activities which we excluded along with other specific items as noted below to arrive at comparable earnings.
Fourth quarter 2019 results included:

•	a valuation allowance release of $195 million related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized

•
an incremental after-tax loss of $61 million related to the Ontario natural gas-fired power plant assets held for sale, resulting in a total accrued after-tax loss of $194 million at December 31, 2019. The total after-tax loss on this sale is expected to be $280 million. The unrecorded portion of this loss at December 31, 2019 primarily reflects the residual costs expected to be incurred until Napanee is placed in service, including capitalized interest as well as expected closing adjustments, and will be recorded on or before closing of this transaction. Closing is anticipated by the end of first quarter 2020

•	an additional $19 million expense related to state income taxes on the sale of certain Columbia midstream assets.

TC ENERGY [6
FOURTH QUARTER NEWS RELEASE 2019

Fourth quarter 2018 results included:

•	an after-tax net loss of $7 million related to our U.S. Northeast power marketing contracts

•	a $143 million after-tax gain related to the sale of our interests in the Cartier Wind power facilities

•	a $115 million deferred income tax recovery from an MLP regulatory liability write-off as a result of the 2018 FERC Actions

•	a $52 million recovery of deferred income taxes as a result of finalizing the impact of U.S. Tax Reform

•	a $27 million income tax recovery related to the sales of our U.S. Northeast power generation assets

•	$25 million of after-tax income recognized on the Bison contract terminations

•	a $140 million after-tax impairment charge on Bison

•	a $15 million after-tax goodwill impairment charge on Tuscarora.

TC ENERGY [7
FOURTH QUARTER NEWS RELEASE 2019

A reconciliation of net income attributable to common shares to comparable earnings is shown in the following table.
RECONCILIATION OF NET INCOME TO COMPARABLE EARNINGS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2019	2018	2019	2018

Net income attributable to common shares	1,108	1,092	3,976	3,539
Specific items (net of tax):
U.S. valuation allowance release	(195)	—	(195)	—
Loss on Ontario natural gas-fired power plants held for sale	61	—	194	—
Loss on sale of Columbia midstream assets	19	—	152	—
Gain on partial sale of Northern Courier	—	—	(115)	—
Gain on sale of Coolidge generating station	—	—	(54)	—
Alberta corporate income tax rate reduction	—	—	(32)	—
U.S. Northeast power marketing contracts	—	7	6	4
Gain on sale of Cartier Wind power facilities	—	(143)	—	(143)
MLP regulatory liability write-off	—	(115)	—	(115)
U.S. Tax Reform	—	(52)	—	(52)
Net gain on sales of U.S. Northeast power generation assets	—	(27)	—	(27)
Bison contract terminations	—	(25)	—	(25)
Bison asset impairment	—	140	—	140
Tuscarora goodwill impairment	—	15	—	15
Risk management activities[1]	(23)	54	(81)	144
Comparable earnings	970	946	3,851	3,480
Net income per common share	$1.18	$1.19	$4.28	$3.92
Specific items (net of tax):
U.S. valuation allowance release	(0.21)	—	(0.21)	—
Loss on Ontario natural gas-fired power plants held for sale	0.07	—	0.21	—
Loss on sale of Columbia midstream assets	0.02	—	0.16	—
Gain on partial sale of Northern Courier	—	—	(0.12)	—
Gain on sale of Coolidge generating station	—	—	(0.06)	—
Alberta corporate income tax rate reduction	—	—	(0.03)	—
U.S. Northeast power marketing contracts	—	0.01	0.01	0.01
Gain on sale of Cartier Wind power facilities	—	(0.16)	—	(0.16)
MLP regulatory liability write-off	—	(0.13)	—	(0.13)
U.S. Tax Reform	—	(0.06)	—	(0.06)
Net gain on sales of U.S. Northeast power generation assets	—	(0.03)	—	(0.03)
Bison contract terminations	—	(0.03)	—	(0.03)
Bison asset impairment	—	0.16	—	0.16
Tuscarora goodwill impairment	—	0.02	—	0.02
Risk management activities[1]	(0.03)	0.06	(0.10)	0.16
Comparable earnings per common share	$1.03	$1.03	$4.14	$3.86

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FOURTH QUARTER NEWS RELEASE 2019

1	Risk management activities	three months ended December 31		year ended December 31
	(millions of $)	2019	2018	2019	2018

	Liquids marketing	(36)	81	(72)	71
	Canadian Power	1	—	—	3
	U.S. Power	—	20	(52)	(11)
	Natural Gas Storage	(3)	(5)	(11)	(11)
	Foreign exchange	69	(169)	245	(248)
	Income taxes attributable to risk management activities	(8)	19	(29)	52
	Total unrealized gains/(losses) from risk management activities	23	(54)	81	(144)
COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented earnings adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2019	2018	2019	2018

Comparable EBITDA
Canadian Natural Gas Pipelines	618	818	2,274	2,379
U.S. Natural Gas Pipelines	855	812	3,480	3,035
Mexico Natural Gas Pipelines	165	152	605	607
Liquids Pipelines	472	538	2,192	1,849
Power and Storage	210	167	832	752
Corporate	(5)	(34)	(17)	(59)
Comparable EBITDA	2,315	2,453	9,366	8,563
Depreciation and amortization	(625)	(681)	(2,464)	(2,350)
Interest expense	(586)	(603)	(2,333)	(2,265)
Allowance for funds used during construction	117	161	475	526
Interest income and other included in comparable earnings	77	11	162	177
Income tax expense included in comparable earnings	(211)	(268)	(898)	(693)
Net income attributable to non-controlling interests included in comparable earnings	(76)	(86)	(293)	(315)
Preferred share dividends	(41)	(41)	(164)	(163)
Comparable earnings	970	946	3,851	3,480

TC ENERGY [9
FOURTH QUARTER NEWS RELEASE 2019

Comparable EBITDA – 2019 versus 2018
Comparable EBITDA decreased by $138 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to the net effect of the following:

•
lower contribution from Canadian Natural Gas Pipelines primarily reflecting lower flow-through income taxes and depreciation as well as lower incentive earnings in the Canadian Mainline due to recording the full-year impact of the NEB 2018 Decision in fourth quarter 2018

•
lower contribution from Liquids Pipelines primarily due to decreased volumes on the Keystone Pipeline System, lower margins on liquids marketing activities and the impact of the sale of an 85 per cent equity interest in Northern Courier on July 17, 2019

•
higher contribution from U.S. Natural Gas Pipelines mainly due to incremental earnings from Columbia Gas growth projects placed in service, partially offset by decreased earnings from the sale of certain Columbia midstream assets on August 1, 2019 and from Bison (wholly owned by TC PipeLines, LP) following a 2018 agreement with two customers to pay out their future contract revenues and terminate the contracts

•
higher contribution from Power and Storage primarily due to increased Bruce Power results from a higher realized power price and higher volumes, partially offset by lower results from our Alberta cogeneration plants and the sale of the Coolidge generating station on May 21, 2019

•
higher equity earnings from our investment in the Sur de Texas pipeline which was placed in service in September 2019, at which time we began recording equity income from operations. Prior to in-service, Sur de Texas equity income primarily reflected AFUDC, net of our proportionate share of interest expense on inter-affiliate loans from its partners. Our share of this interest expense is fully offset in Interest income and other.

Due to the flow-through treatment of certain expenses including income taxes and depreciation on our Canadian rate-regulated pipelines, the decrease in these expenses impacts our comparable EBITDA despite having no significant effect on net income.
Comparable earnings – 2019 versus 2018
Comparable earnings increased by $24 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to the net effect of:

•	changes in comparable EBITDA described above

•
higher interest income and other as a result of lower realized losses in 2019 compared to 2018 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income

•
lower income tax expense primarily due to lower flow-through income taxes in Canadian rate-regulated pipelines and lower comparable earnings before income taxes, partially offset by lower foreign tax rate differentials

•
lower depreciation largely in Canadian Natural Gas Pipelines which is fully recovered in tolls as reflected in comparable EBITDA above, therefore having no significant impact on comparable earnings. This was partially offset by increased depreciation in U.S. Natural Gas Pipelines reflecting new projects placed in service

•
lower AFUDC primarily due to Columbia Gas and Columbia Gulf growth projects placed in service, partially offset by capital expenditures on our NGTL System and continued investment in our Mexico projects.

Comparable earnings per common share for the three months ended December 31, 2019 was consistent with 2018 at $1.03 and reflects the dilutive impact of common shares issued under our DRP in fourth quarter 2018 and throughout 2019.

TC ENERGY [10
FOURTH QUARTER NEWS RELEASE 2019

Capital Program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate significant growth in earnings and cash flows.
Our capital program consists of approximately $30 billion of secured projects which include commercially-supported, committed projects that are either under construction or are in or preparing to commence the permitting stage. An additional $21 billion of projects under development are commercially supported (except where noted) but have greater uncertainty with respect to timing and estimated project costs and remain subject to certain key approvals.
Three years of maintenance capital expenditures for our businesses are included in secured projects. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines businesses are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our liquids pipelines business provide for the recovery of maintenance capital expenditures.
In 2019, we placed approximately $8.7 billion of capacity projects in service including Mountaineer XPress, Gulf XPress, various NGTL System expansions and the Sur de Texas and White Spruce pipelines. In addition, approximately $2 billion of maintenance capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to weather, market conditions, route refinement, permitting conditions, scheduling and timing of regulatory permits, among other factors. Amounts presented in the following tables exclude capitalized interest and AFUDC.

TC ENERGY [11
FOURTH QUARTER NEWS RELEASE 2019

Secured projects

	Expected in-service date	Estimated project cost[1]	Carrying value at December 31, 2019
(billions of $)

Canadian Natural Gas Pipelines
Canadian Mainline	2020-2023	0.4	0.1
NGTL System[2]	2020	3.4	2.5
	2021	2.6	0.2
	2022	1.8	—
	2023+	1.5	—
Coastal GasLink[3,4]	2023	6.6	1.2
Regulated maintenance capital expenditures	2020-2022	1.9	—
U.S. Natural Gas Pipelines
Modernization II (Columbia Gas)	2020	US 1.1	US 0.7
Other capacity capital	2020-2023	US 1.5	US 0.1
Regulated maintenance capital expenditures	2020-2022	US 2.1	—
Mexico Natural Gas Pipelines
Villa de Reyes	2020	US 0.9	US 0.8
Tula[5]	—	US 0.8	US 0.6
Liquids Pipelines
Other capacity capital	2020	0.1	—
Recoverable maintenance capital expenditures	2020-2022	0.1	—
Power and Storage
Bruce Power – life extension[6]	2020-2023	2.4	0.8
Other
Non-recoverable maintenance capital expenditures[7]	2020-2022	0.4	—
		27.6	7.0
Foreign exchange impact on secured projects[8]		1.9	0.7
Total secured projects (Cdn$)		29.5	7.7

1	Amounts reflect 100 per cent of costs related to wholly-owned assets and assets held through TC PipeLines, LP, as well as cash contributions to our joint venture investments.

2	Includes $0.6 billion for the Foothills pipeline system related to the West Path Delivery Program.

3	Represents 100 per cent of Coastal GasLink required capital prior to the impact of the announced joint venture partnership and project-level financing.

4	Carrying value is net of the 2018 receipts from the LNG Canada participants for the reimbursement of approximately $0.5 billion of pre-FID costs pursuant to project agreements.

5
Construction of the central segment for the Tula project has been delayed due to a lack of progress to successfully complete Indigenous consultation by the Secretary of Energy. Project completion is expected approximately two years after the consultation process is successfully concluded. The East Section of the Tula pipeline is available for interruptible transportation services.

6	Reflects our proportionate share of the Unit 6 Major Component Replacement program costs, expected to be in service in 2023, and amounts to be invested under the Asset Management program through 2023.

7
Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of our proportionate share of maintenance capital expenditures for Bruce Power and other Power and Storage assets.

8	Reflects U.S./Canada foreign exchange rate of 1.30 at December 31, 2019.

TC ENERGY [12
FOURTH QUARTER NEWS RELEASE 2019

Projects under development
The costs provided in the table below reflect the most recent estimates for each project as filed with the various regulatory authorities or otherwise determined by management.

	Estimated project cost[1]	Carrying value at December 31, 2019
(billions of $)

Canadian Natural Gas Pipelines
NGTL System – Merrick	1.9	—
U.S. Natural Gas Pipelines
Other capacity capital[2]	US 0.7	—
Liquids Pipelines
Keystone XL3	US 8.0	US 1.1
Heartland and TC Terminals[4]	0.9	0.1
Grand Rapids Phase II4	0.7	—
Keystone Hardisty Terminal[4]	0.3	0.1
Power and Storage
Bruce Power – life extension[5]	5.8	0.1
	18.3	1.4
Foreign exchange impact on projects under development[6]	2.6	0.3
Total projects under development (Cdn$)	20.9	1.7

1	Amounts reflect our proportionate share of joint venture costs where applicable and 100 per cent of costs related to wholly-owned assets and assets held through TC PipeLines, LP.

2	Includes projects subject to a positive customer FID.

3
Carrying value reflects amount remaining after the 2015 impairment charge, along with additional amounts capitalized from January 2018. A portion of the carrying value is recoverable from shippers under certain conditions.

4	Regulatory approvals have been obtained and additional commercial support is being pursued.

5	Reflects our proportionate share of Major Component Replacement program costs for Units 3, 4, 5, 7 and 8, and the remaining Asset Management program costs beyond 2023.

6	Reflects U.S./Canada foreign exchange rate of 1.30 at December 31, 2019.

TC ENERGY [13
FOURTH QUARTER NEWS RELEASE 2019

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

NGTL System	339	313	1,210	1,197
Canadian Mainline	248	481	952	1,073
Other Canadian pipelines[1]	31	24	112	109
Comparable EBITDA	618	818	2,274	2,379
Depreciation and amortization	(297)	(368)	(1,159)	(1,129)
Comparable EBIT and segmented earnings	321	450	1,115	1,250

1
Includes results from Foothills, Ventures LP, Great Lakes Canada and our share of equity income from our investment in TQM, as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.

Canadian Natural Gas Pipelines comparable EBIT and segmented earnings decreased by $129 million for the three months ended December 31, 2019 compared to the same period in 2018.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, our investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA but do not have a significant impact on net income as they are almost entirely recovered in revenue on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Net Income
NGTL System	129	109	484	398
Canadian Mainline	44	61	173	182
Average investment base
NGTL System			11,959	9,669
Canadian Mainline			3,690	3,828
Net income for the NGTL System increased by $20 million for the three months ended December 31, 2019 compared to the same period in 2018 mainly due to a higher average investment base resulting from continued system expansions.
Net income for the Canadian Mainline decreased by $17 million for the three months ended December 31, 2019 compared to the same period in 2018 mainly due to lower net incentive earnings, partially offset by lower carrying charges on the 2019 revenue surplus. In December 2018, the NEB 2018 Decision was received and, as such, net incentive earnings for the full year of 2018 were recorded in fourth quarter 2018. The NEB 2018 Decision also included an accelerated amortization of the December 31, 2017 LTAA balance and an increase to the composite depreciation rate from 3.2 per cent to 3.9 per cent.

TC ENERGY [14
FOURTH QUARTER NEWS RELEASE 2019

COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines decreased by $200 million for the three months ended December 31, 2019 compared to the same period in 2018 due to the net effect of:

•
lower depreciation, income taxes and incentive earnings on the Canadian Mainline resulting from recording the full-year impact of the NEB 2018 Decision in fourth quarter 2018 which increased earnings in that quarter

•	increased rate base earnings and depreciation on the NGTL System due to additional facilities that were placed in service.
Due to the flow-through treatment of income taxes and depreciation on our Canadian rate-regulated pipelines, changes in these items impact comparable EBITDA despite having no significant impact on net income.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $71 million for the three months ended December 31, 2019 compared to the same period in 2018 mainly due to recording the full-year impact of higher depreciation rates approved in the Canadian Mainline NEB 2018 Decision in December 2018, partially offset by the additional NGTL System facilities that were placed in service.

TC ENERGY [15
FOURTH QUARTER NEWS RELEASE 2019

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2019	2018	2019	2018

Columbia Gas	316	236	1,222	873
ANR	119	138	492	508
TC PipeLines, LP1,2	31	36	119	138
Midstream[3]	6	21	93	122
Columbia Gulf	33	30	164	120
Great Lakes[4]	24	23	86	97
Other U.S. pipelines[5]	21	18	79	68
Non-controlling interests[6]	98	111	368	415
Comparable EBITDA	648	613	2,623	2,341
Depreciation and amortization	(143)	(131)	(568)	(511)
Comparable EBIT	505	482	2,055	1,830
Foreign exchange impact	161	155	671	541
Comparable EBIT (Cdn$)	666	637	2,726	2,371
Specific items:
Gain on sale of Columbia midstream assets	—	—	21	—
Bison asset impairment[7]	—	(722)	—	(722)
Tuscarora goodwill impairment[7]	—	(79)	—	(79)
Bison contract terminations[7]	—	130	—	130
Segmented earnings/(losses) (Cdn$)	666	(34)	2,747	1,700

1
Reflects our earnings from TC PipeLines, LP’s ownership interests in eight natural gas pipelines as well as general and administrative costs related to TC PipeLines, LP. Results from Northern Border and Iroquois reflect our share of equity income from these investments.

2	For the three months and year ended December 31, 2019, our ownership interest in TC PipeLines, LP was 25.5 per cent which is unchanged from the same periods in 2018.

3	Includes certain Columbia midstream assets until sold on August 1, 2019.

4	Reflects our 53.55 per cent direct interest in Great Lakes. The remaining 46.45 per cent is held by TC PipeLines, LP.

5
Reflects earnings from our ownership interests in Crossroads, Millennium and Hardy Storage as well as general and administrative and business development costs related to our U.S. natural gas pipelines.

6	Reflects earnings attributable to portions of TC PipeLines, LP that we do not own.

7	These amounts were recorded in TC PipeLines, LP. The pre-tax impact to us is 25.5 per cent of these amounts net of non-controlling interest.

TC ENERGY [16
FOURTH QUARTER NEWS RELEASE 2019

U.S. Natural Gas Pipelines segmented earnings increased by $700 million for the three months ended December 31, 2019 compared to the same period in 2018 mainly due to the following specific items recorded in 2018 which are excluded from our calculation of comparable EBIT and comparable earnings:

•	a $722 million pre-tax non-cash asset impairment charge related to Bison

•	a $79 million pre-tax non-cash goodwill impairment charge related to Tuscarora

•	$130 million of pre-tax customer termination payments that were recorded in Revenues with respect to two of Bison's transportation contracts.
Each of the specific items noted above are before reduction for the 74.5 per cent non-controlling interests in TC PipeLines, LP.
Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$35 million for the three months ended December 31, 2019 compared to the same period in 2018 which was primarily the net effect of:

•	incremental earnings from Columbia Gas growth projects placed in service

•	decreased earnings as a result of the sale of certain Columbia midstream assets on August 1, 2019

•	decreased earnings from Bison following the 2018 customer agreements to pay out their future contracted revenues and terminate their contracts.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$12 million for the three months ended December 31, 2019 compared to the same period in 2018 mainly due to new projects placed in service, partially offset by lower depreciation as a result of the Bison asset impairment in 2018 and the sale of certain Columbia midstream assets on August 1, 2019.

TC ENERGY [17
FOURTH QUARTER NEWS RELEASE 2019

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2019	2018	2019	2018

Topolobampo	39	44	159	172
Tamazunchale	27	31	120	127
Mazatlán	18	20	70	78
Guadalajara	16	18	65	71
Sur de Texas[1]	25	2	43	16
Other	—	—	—	4
Comparable EBITDA	125	115	457	468
Depreciation and amortization	(22)	(19)	(87)	(75)
Comparable EBIT	103	96	370	393
Foreign exchange impact	33	32	120	117
Comparable EBIT and segmented earnings (Cdn$)	136	128	490	510

1	Represents equity income from our 60 per cent interest.
Mexico Natural Gas Pipelines comparable EBIT and segmented earnings increased by $8 million for the three months ended December 31, 2019 compared to the same period in 2018 principally due to increased EBITDA as described below.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$10 million for the three months ended December 31, 2019 compared to the same period in 2018 mainly due to the net effect of:

•
higher equity earnings from our investment in the Sur de Texas pipeline which was placed in service in September 2019, at which time we began recording equity income from operations. Prior to in-service, Sur de Texas equity income reflected AFUDC, net of our proportionate share of interest expense on inter-affiliate loans. Our share of this interest expense is fully offset in Interest income and other

•	lower revenues from other operations primarily as a result of changes in timing of revenue recognition in 2018.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$3 million for the three months ended December 31, 2019 compared to the same period in 2018 reflecting new assets being placed in service and other adjustments.

TC ENERGY [18
FOURTH QUARTER NEWS RELEASE 2019

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Keystone Pipeline System	371	401	1,654	1,443
Intra-Alberta pipelines	28	38	137	160
Liquids marketing and other	73	99	401	246
Comparable EBITDA	472	538	2,192	1,849
Depreciation and amortization	(81)	(87)	(341)	(341)
Comparable EBIT	391	451	1,851	1,508
Specific items:
Gain on partial sale of Northern Courier	—	—	69	—
Risk management activities	(36)	81	(72)	71
Segmented earnings	355	532	1,848	1,579

Comparable EBIT denominated as follows:
Canadian dollars	84	92	356	370
U.S. dollars	233	271	1,127	876
Foreign exchange impact	74	88	368	262
Comparable EBIT	391	451	1,851	1,508
Liquids Pipelines segmented earnings decreased by $177 million for the three months ended December 31, 2019 compared to the same period in 2018 and included unrealized gains and losses from changes in the fair value of derivatives related to our liquids marketing business which have been excluded from our calculation of comparable EBIT.
Comparable EBITDA for Liquids Pipelines decreased by $66 million for the three months ended December 31, 2019 compared to the same period in 2018. This was primarily the net effect of:

•	lower volumes on the Keystone Pipeline System

•	lower contribution from liquids marketing activities due to lower margins

•	decreased earnings as a result of the sale of an 85 per cent equity interest in Northern Courier on July 17, 2019

•	contribution from the White Spruce pipeline, which was placed in service in May 2019.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $6 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily as a result of the sale of an 85 per cent equity interest in Northern Courier.

TC ENERGY [19
FOURTH QUARTER NEWS RELEASE 2019

Power and Storage
As of first quarter 2019, the previously disclosed Energy segment has been renamed the Power and Storage segment.
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Canadian Power[1,2]	57	99	285	428
Bruce Power[1]	149	66	527	311
Natural Gas Storage and other	4	2	20	13
Comparable EBITDA	210	167	832	752
Depreciation and amortization	(29)	(27)	(95)	(119)
Comparable EBIT	181	140	737	633
Specific items:
Loss on Ontario natural gas-fired power plants held for sale	(77)	—	(279)	—
Gain on sale of Coolidge generating station	—	—	68	—
U.S. Northeast power marketing contracts	—	(10)	(8)	(5)
Gain on sale of Cartier Wind power facilities	—	170	—	170
Risk management activities	(2)	15	(63)	(19)
Segmented earnings	102	315	455	779

1	Includes our share of equity income from our investments in Portlands Energy and Bruce Power.

2	Includes Coolidge generating station until sold May 21, 2019 and Cartier Wind power facilities until sold October 28, 2018.
Power and Storage segmented earnings decreased by $213 million for the three months ended December 31, 2019 compared to the same period in 2018 and included the following specific items which have been excluded from comparable EBIT:

•	an additional pre-tax loss in fourth quarter 2019 of $77 million related to the Ontario natural gas-fired power plant assets held for sale

•	a pre-tax net loss in fourth quarter 2018 of $10 million related to U.S. Northeast power marketing contracts, the remainder of which were sold in May 2019

•	a pre-tax gain in December 2018 of $170 million related to the sale of our interests in the Cartier Wind power facilities

•	unrealized losses and gains from changes in the fair value of derivatives used to reduce our exposure to certain commodity price risks.
Comparable EBITDA for Power and Storage increased by $43 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to the net effect of:

•
increased Bruce Power results mainly due to a higher realized power price and higher volumes as a result of fewer outage days. Additional financial and operating information on Bruce Power is provided below

•
a lower Canadian Power contribution largely as a result of the sale of the Coolidge generating station on May 21, 2019, a prior period billing adjustment as well as greater outage days at our Alberta cogeneration plants.

TC ENERGY [20
FOURTH QUARTER NEWS RELEASE 2019

DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $2 million for the three months ended December 31, 2019 compared to the same period in 2018 as a result of higher depreciation at our Alberta cogeneration plants due to a reassessment of the useful life of certain components. This increase was offset by the cessation of depreciation on our Halton Hills power plant at July 30, 2019 and on the Coolidge generating station at December 31, 2018 upon their classifications as held for sale.
BRUCE POWER
The following reflects our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended December 31		year ended December 31
(millions of $, unless otherwise noted)	2019	2018	2019	2018

Equity income included in comparable EBITDA and EBIT comprised of:
Revenues[1]	462	373	1,746	1,526
Operating expenses	(223)	(212)	(883)	(852)
Depreciation and other	(90)	(95)	(336)	(363)
Comparable EBITDA and EBIT[2]	149	66	527	311
Bruce Power – other information
Plant availability[3]	85%	83%	84%	87%
Planned outage days	102	100	393	280
Unplanned outage days	1	15	58	92
Sales volumes (GWh)[2]	5,852	5,676	22,669	23,486
Realized power price per MWh[4]	$78	$68	$76	$67

1	Net of amounts recorded to reflect operating cost efficiencies shared with the IESO.

2	Represents our 48.4 per cent (2018 – 48.3 per cent) ownership interest in Bruce Power. Sales volumes include deemed generation.

3	The percentage of time the plant was available to generate power, regardless of whether it was running.

4
Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.

Planned maintenance on Unit 5 began in third quarter 2019 and was completed in fourth quarter 2019. Planned maintenance on Unit 2 was completed during fourth quarter 2019.
On April 1, 2019, Bruce Power's contract price increased from approximately $68 per MWh to a final adjusted contract price of approximately $78 per MWh including flow-through items, reflecting capital to be invested under the Unit 6 Major Component Replacement program and the Asset Management program as well as annual inflation adjustments.

TC ENERGY [21
FOURTH QUARTER NEWS RELEASE 2019

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented (losses)/earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Comparable EBITDA and EBIT	(5)	(34)	(17)	(59)
Specific item:
Foreign exchange (loss)/gain – inter-affiliate loan[1]	(64)	57	(53)	5
Segmented (losses)/earnings	(69)	23	(70)	(54)

1	Reported in Income from equity investments in the Condensed consolidated statement of income.
Corporate segmented earnings decreased by $92 million for the three months ended December 31, 2019 compared to the same period in 2018. Segmented (losses)/earnings within this period included foreign exchange losses of $64 million in 2019 compared to gains of $57 million in 2018 on our proportionate share of peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners. These amounts are recorded in Income from equity investments and have been excluded from our calculation of comparable EBITDA and EBIT as they are fully offset by corresponding foreign exchange gains and losses included in Interest income and other on the inter-affiliate loan receivable for our proportionate share of the project's long-term financing requirements.
Comparable EBITDA increased by $29 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to higher general and administrative costs in 2018.
OTHER INCOME STATEMENT ITEMS
Interest expense

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Interest on long-term debt and junior subordinated notes
Canadian dollar-denominated	(158)	(142)	(598)	(549)
U.S. dollar-denominated	(337)	(344)	(1,326)	(1,325)
Foreign exchange impact	(108)	(111)	(434)	(394)
	(603)	(597)	(2,358)	(2,268)
Other interest and amortization expense	(40)	(41)	(161)	(121)
Capitalized interest	57	35	186	124
Interest expense	(586)	(603)	(2,333)	(2,265)
Interest expense decreased by $17 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to the net effect of:

•	higher capitalized interest primarily related to Keystone XL, Coastal GasLink and Napanee

•	long-term debt and junior subordinated note issuances in 2019 and 2018, net of maturities.

TC ENERGY [22
FOURTH QUARTER NEWS RELEASE 2019

Allowance for funds used during construction

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Canadian dollar-denominated	52	35	203	103
U.S. dollar-denominated	49	96	205	326
Foreign exchange impact	16	30	67	97
Allowance for funds used during construction	117	161	475	526
AFUDC decreased by $44 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to Columbia Gas and Columbia Gulf growth projects placed in service, partially offset by capital expenditures on our NGTL System and continued investment in our Mexico projects.
Interest income and other

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Interest income and other included in comparable earnings	77	11	162	177
Specific items:
Foreign exchange gain/(loss) – inter-affiliate loan	64	(57)	53	(5)
Risk management activities	69	(169)	245	(248)
Interest income and other	210	(215)	460	(76)
Interest income and other increased by $425 million for the three months ended December 31, 2019 compared to the same period in 2018 and was primarily the effect of:

•
higher interest income combined with a foreign exchange gain in 2019 compared to a foreign exchange loss in 2018 related to a peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture. Our proportionate share of the corresponding interest expense and foreign exchange in Sur de Texas are reflected in Income from equity investments in the Mexico Natural Gas Pipelines and Corporate segments, respectively, resulting in no impact on net income. The offsetting foreign exchange gain and loss amounts are excluded from comparable earnings

•
unrealized gains on risk management activities in 2019 compared to unrealized losses in 2018 primarily reflecting the weakening and strengthening of the U.S. dollar at the end of 2019 and 2018, respectively. These amounts have been excluded from comparable earnings

•	lower realized losses in 2019 compared to 2018 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income.

TC ENERGY [23
FOURTH QUARTER NEWS RELEASE 2019

Income tax expense

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Income tax expense included in comparable earnings	(211)	(268)	(898)	(693)
Specific items:
U.S. valuation allowance release	195	—	195	—
Loss on Ontario natural gas-fired power plants held for sale	16	—	85	—
Loss on sale of Columbia midstream assets	(19)	—	(173)	—
Gain on partial sale of Northern Courier	—	—	46	—
Gain on sale of Coolidge generating station	—	—	(14)	—
Alberta corporate income tax rate reduction	—	—	32	—
U.S. Northeast power marketing contracts	—	3	2	1
MLP regulatory liability write-off	—	115	—	115
U.S. Tax Reform	—	52	—	52
Bison asset impairment	—	44	—	44
Sales of U.S. Northeast power generation assets	—	27	—	27
Tuscarora goodwill impairment	—	5	—	5
Gain on sale of Cartier Wind power facilities	—	(27)	—	(27)
Bison contract terminations	—	(8)	—	(8)
Risk management activities	(8)	19	(29)	52
Income tax expense	(27)	(38)	(754)	(432)
Income tax expense included in comparable earnings decreased by $57 million for the three months ended December 31, 2019 compared to the same period in 2018. This was primarily due to lower flow-through income taxes in Canadian rate-regulated pipelines and lower comparable earnings before income taxes, partially offset by lower foreign tax rate differentials.
In addition to the tax impacts of the specific items noted in the U.S. Natural Gas Pipelines, Liquids Pipelines, Power and Storage and Corporate segments, Income tax expense in the three months ended December 31, 2019 and 2018 included the following specific items which have been excluded from our calculation of income tax expense included in comparable earnings:

•
in fourth quarter 2019, a valuation allowance release of $195 million related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized

•	in fourth quarter 2019, an additional $19 million expense related to state income taxes on the sale of certain Columbia midstream assets

•	in fourth quarter 2018, a $115 million deferred income tax recovery from an MLP regulatory write-off as a result of the 2018 FERC Actions

•	in fourth quarter 2018, a $52 million recovery of deferred income taxes as a result of finalizing the impact of U.S. Tax Reform.

TC ENERGY [24
FOURTH QUARTER NEWS RELEASE 2019

Net (income)/loss attributable to non-controlling interests

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Net income attributable to non-controlling interests included in comparable earnings	(76)	(86)	(293)	(315)
Specific items:
Bison impairment	—	538	—	538
Tuscarora goodwill impairment	—	59	—	59
Bison contract terminations	—	(97)	—	(97)
Net (income)/loss attributable to non-controlling interests	(76)	414	(293)	185
Net (income)/loss attributable to non-controlling interests for the three months ended December 31, 2019 increased by $490 million compared to the same period in 2018 primarily due to the net effect of the following specific items recorded in 2018:

•	a $538 million pre-tax charge related to the non-controlling interests' portion of a $722 million Bison asset impairment charge recorded in TC PipeLines, LP

•	a $59 million pre-tax charge related to the non-controlling interests' portion of a $79 million Tuscarora goodwill impairment charge recorded in TC Pipelines, LP

•	$97 million in pre-tax income related to the non-controlling interests' portion of Bison contract termination payments of $130 million received from certain customers recorded in TC PipeLines, LP.
On consolidation, we recorded the non-controlling interests' 74.5 per cent of these transactions. These items have been excluded in the calculation of comparable earnings.
Net income attributable to non-controlling interests included in comparable earnings decreased by $10 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to lower earnings in TC PipeLines, LP.
Preferred share dividends

	three months ended December 31		year ended December 31
(millions of $)	2019	2018	2019	2018

Preferred share dividends	(41)	(41)	(164)	(163)

TC ENERGY [25
FOURTH QUARTER NEWS RELEASE 2019

Cash provided by operating activities

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2019	2018	2019	2018

Net cash provided by operations	1,826	2,039	7,082	6,555
Increase/(decrease) in operating working capital	36	(28)	(293)	102
Funds generated from operations	1,862	2,011	6,789	6,657
Specific items:
Current income tax expense on sale of Columbia midstream assets	(37)	—	320	—
U.S. Northeast power marketing contracts	—	6	8	1
Bison contract terminations	—	(122)	—	(122)
Net gain on sale of U.S. Northeast power generation assets	—	(14)	—	(14)
Comparable funds generated from operations	1,825	1,881	7,117	6,522
NET CASH PROVIDED BY OPERATIONS
Net cash provided by operations decreased by $213 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to the full-year's impact of recovering higher depreciation and recognizing net incentive earnings for the Canadian Mainline in fourth quarter 2018 upon receiving the NEB 2018 Decision in December 2018 as well as cash received on the Bison contract terminations in 2018 and the amount and timing of working capital changes, partially offset by higher distributions from our equity investments in fourth quarter 2019.
COMPARABLE FUNDS GENERATED FROM OPERATIONS
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our operations by excluding the timing effects of working capital changes as well as the cash impact of our specific items.
Comparable funds generated from operations decreased by $56 million for the three months ended December 31, 2019 compared to the same period in 2018 primarily due to a decrease in net cash provided by operations adjusted for the cash impact of specific items and working capital changes.

TC ENERGY [26
FOURTH QUARTER NEWS RELEASE 2019

Condensed consolidated statement of income

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $, except per share amounts)	2019	2018	2019	2018

Revenues
Canadian Natural Gas Pipelines	1,071	1,266	4,010	4,038
U.S. Natural Gas Pipelines	1,287	1,326	4,978	4,314
Mexico Natural Gas Pipelines	148	159	603	619
Liquids Pipelines	646	753	2,879	2,584
Power and Storage	111	400	785	2,124
	3,263	3,904	13,255	13,679
Income from Equity Investments	225	222	920	714
Operating and Other Expenses
Plant operating costs and other	1,093	1,011	3,909	3,591
Commodity purchases resold	1	249	369	1,488
Property taxes	181	140	727	569
Depreciation and amortization	625	681	2,464	2,350
Goodwill and other asset impairment charges	—	801	—	801
	1,900	2,882	7,469	8,799
(Loss)/Gain on Assets Held for Sale/Sold	(77)	170	(121)	170
Financial Charges
Interest expense	586	603	2,333	2,265
Allowance for funds used during construction	(117)	(161)	(475)	(526)
Interest income and other	(210)	215	(460)	76
	259	657	1,398	1,815
Income before Income Taxes	1,252	757	5,187	3,949
Income Tax Expense
Current	(25)	146	699	315
Deferred	52	59	55	284
Deferred – U.S. Tax Reform and 2018 FERC Actions	—	(167)	—	(167)
	27	38	754	432
Net Income	1,225	719	4,433	3,517
Net income/(loss) attributable to non-controlling interests	76	(414)	293	(185)
Net Income Attributable to Controlling Interests	1,149	1,133	4,140	3,702
Preferred share dividends	41	41	164	163
Net Income Attributable to Common Shares	1,108	1,092	3,976	3,539
Net Income per Common Share
Basic	$1.18	$1.19	$4.28	$3.92
Diluted	$1.18	$1.19	$4.27	$3.92
Dividends Declared per Common Share	$0.75	$0.69	$3.00	$2.76
Weighted Average Number of Common Shares (millions)
Basic	937	915	929	902
Diluted	938	915	931	903

TC ENERGY [27
FOURTH QUARTER NEWS RELEASE 2019

Condensed consolidated statement of cash flow

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $)	2019	2018	2019	2018

Cash Generated from Operations
Net income	1,225	719	4,433	3,517
Depreciation and amortization	625	681	2,464	2,350
Goodwill and other asset impairment charges	—	801	—	801
Deferred income taxes	52	59	55	284
Deferred income taxes – U.S. Tax Reform and 2018 FERC Actions	—	(167)	—	(167)
Income from equity investments	(225)	(222)	(920)	(714)
Distributions received from operating activities of equity investments	325	224	1,213	985
Employee post-retirement benefits funding, net of expense	(18)	(13)	(45)	(35)
Loss/(gain) on assets held for sale/sold	77	(170)	121	(170)
Equity allowance for funds used during construction	(74)	(113)	(299)	(374)
Unrealized (gains)/losses on financial instruments	(56)	100	(134)	220
Foreign exchange (gains)/losses on Loan receivable from affiliate	(62)	145	(53)	5
Other	(7)	(33)	(46)	(45)
(Increase)/decrease in operating working capital	(36)	28	293	(102)
Net cash provided by operations	1,826	2,039	7,082	6,555
Investing Activities
Capital expenditures	(2,064)	(2,944)	(7,475)	(9,418)
Capital projects in development	(142)	(257)	(707)	(496)
Contributions to equity investments	(149)	(237)	(602)	(1,015)
Proceeds from sale of assets, net of transaction costs	—	614	2,398	614
Reimbursement of costs related to capital projects in development	—	470	—	470
Other distributions from equity investments	—	—	186	121
Payment for unredeemed shares of Columbia Pipeline Group, Inc.	(373)	—	(373)	—
Deferred amounts and other	(145)	(373)	(299)	(295)
Net cash used in investing activities	(2,873)	(2,727)	(6,872)	(10,019)
Financing Activities
Notes payable issued/(repaid), net	2,344	(1,089)	1,656	817
Long-term debt issued, net of issue costs	9	1,879	3,024	6,238
Long-term debt repaid	(1,667)	(284)	(3,502)	(3,550)
Junior subordinated notes (repaid)/issued, net of issue costs	(5)	—	1,436	—
Dividends on common shares	(454)	(417)	(1,798)	(1,571)
Dividends on preferred shares	(40)	(40)	(160)	(158)
Distributions to non-controlling interests	(52)	(51)	(216)	(225)
Common shares issued, net of issue costs	11	9	253	1,148
Partnership units of TC PipeLines, LP issued, net of issue costs	—	—	—	49
Net cash provided by financing activities	146	7	693	2,748
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(5)	26	(6)	73
(Decrease)/Increase in Cash and Cash Equivalents	(906)	(655)	897	(643)
Cash and Cash Equivalents
Beginning of period	2,249	1,101	446	1,089
Cash and Cash Equivalents
End of period	1,343	446	1,343	446

TC ENERGY [28
FOURTH QUARTER NEWS RELEASE 2019

Condensed consolidated balance sheet

	(unaudited - millions of Canadian $)	December 31, 2019	December 31, 2018

	ASSETS
	Current Assets
	Cash and cash equivalents	1,343	446
	Accounts receivable	2,422	2,535
	Inventories	452	431
	Assets held for sale	2,807	543
	Other	627	1,180
		7,651	5,135
Plant, Property and Equipment	net of accumulated depreciation of $27,318 and $25,834, respectively	65,489	66,503
	Loan Receivable from Affiliate	1,434	1,315
	Equity Investments	6,506	7,113
	Restricted Investments	1,557	1,207
	Regulatory Assets	1,587	1,548
	Goodwill	12,887	14,178
	Intangible and Other Assets	2,168	1,921
		99,279	98,920
	LIABILITIES
	Current Liabilities
	Notes payable	4,300	2,762
	Accounts payable and other	4,544	5,408
	Dividends payable	737	668
	Accrued interest	613	646
	Current portion of long-term debt	2,705	3,462
		12,899	12,946
	Regulatory Liabilities	3,772	3,930
	Other Long-Term Liabilities	1,614	1,008
	Deferred Income Tax Liabilities	5,703	6,026
	Long-Term Debt	34,280	36,509
	Junior Subordinated Notes	8,614	7,508
		66,882	67,927
	EQUITY
	Common shares, no par value	24,387	23,174
Issued and outstanding:	December 31, 2019 – 938 million shares
	December 31, 2018 – 918 million shares
	Preferred shares	3,980	3,980
	Additional paid-in capital	—	17
	Retained earnings	3,955	2,773
	Accumulated other comprehensive loss	(1,559)	(606)
	Controlling Interests	30,763	29,338
	Non-controlling interests	1,634	1,655
		32,397	30,993
		99,279	98,920

TC ENERGY [29
FOURTH QUARTER NEWS RELEASE 2019

Segmented information

three months ended December 31, 2019	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage[1]
(unaudited - millions of Canadian $)						Corporate[2]		Total

Revenues	1,071	1,287	148	646	111	—		3,263
Intersegment revenues	—	41	—	—	4	(45)	[3]	—
	1,071	1,328	148	646	115	(45)		3,263
Income/(loss) from equity investments	4	68	34	24	159	(64)	[4]	225
Plant operating costs and other	(388)	(454)	(17)	(210)	(64)	40	[3]	(1,093)
Commodity purchases resold	—	—	—	—	(1)	—		(1)
Property taxes	(69)	(87)	—	(24)	(1)	—		(181)
Depreciation and amortization	(297)	(189)	(29)	(81)	(29)	—		(625)
Loss on assets held for sale/sold	—	—	—	—	(77)	—		(77)
Segmented Earnings/(Losses)	321	666	136	355	102	(69)		1,511
Interest expense								(586)
Allowance for funds used during construction								117
Interest income and other[4]								210
Income before Income Taxes								1,252
Income tax expense								(27)
Net Income								1,225
Net income attributable to non-controlling interests								(76)
Net Income Attributable to Controlling Interests								1,149
Preferred share dividends								(41)
Net Income Attributable to Common Shares								1,108

1	Previously referred to as Energy.

2	Includes intersegment eliminations.

3
The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.

4
Income/(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other.

TC ENERGY [30
FOURTH QUARTER NEWS RELEASE 2019

three months ended December 31, 2018	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage[1]
(unaudited - millions of Canadian $)						Corporate[2]		Total

Revenues	1,266	1,326	159	753	400	—		3,904
Intersegment revenues	—	41	—	—	6	(47)	[3]	—
	1,266	1,367	159	753	406	(47)		3,904
Income from equity investments	3	68	2	14	78	57	[4]	222
Plant operating costs and other	(385)	(443)	(9)	(124)	(63)	13	[3]	(1,011)
Commodity purchases resold	—	—	—	—	(249)	—		(249)
Property taxes	(66)	(50)	—	(24)	—	—		(140)
Depreciation and amortization	(368)	(175)	(24)	(87)	(27)	—		(681)
Goodwill and other asset impairment charges	—	(801)	—	—	—	—		(801)
Gain on sale of assets	—	—	—	—	170	—		170
Segmented Earnings/(Losses)	450	(34)	128	532	315	23		1,414
Interest expense								(603)
Allowance for funds used during construction								161
Interest income and other[4]								(215)
Income before Income Taxes								757
Income tax expense								(38)
Net Income								719
Net income attributable to non-controlling interests								414
Net Income Attributable to Controlling Interests								1,133
Preferred share dividends								(41)
Net Income Attributable to Common Shares								1,092

1	Previously referred to as Energy.

2	Includes intersegment eliminations.

3
The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.

4
Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains on the peso-denominated loans from affiliates which are fully offset in Interest income and other.

TC ENERGY [31
FOURTH QUARTER NEWS RELEASE 2019

year ended December 31, 2019	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage[1]
(unaudited - millions of Canadian $)						Corporate[2]		Total

Revenues	4,010	4,978	603	2,879	785	—		13,255
Intersegment revenues	—	164	—	—	19	(183)	[3]	—
	4,010	5,142	603	2,879	804	(183)		13,255
Income/(loss) from equity investments	12	264	56	70	571	(53)	[4]	920
Plant operating costs and other	(1,473)	(1,581)	(54)	(728)	(239)	166	[3]	(3,909)
Commodity purchases resold	—	—	—	—	(369)	—		(369)
Property taxes	(275)	(345)	—	(101)	(6)	—		(727)
Depreciation and amortization	(1,159)	(754)	(115)	(341)	(95)	—		(2,464)
Gain/(loss) on assets held for sale/sold	—	21	—	69	(211)	—		(121)
Segmented Earnings/(Losses)	1,115	2,747	490	1,848	455	(70)		6,585
Interest expense								(2,333)
Allowance for funds used during construction								475
Interest income and other[4]								460
Income before Income Taxes								5,187
Income tax expense								(754)
Net Income								4,433
Net income attributable to non-controlling interests								(293)
Net Income Attributable to Controlling Interests								4,140
Preferred share dividends								(164)
Net Income Attributable to Common Shares								3,976

1	Previously referred to as Energy.

2	Includes intersegment eliminations.

3
The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.

4
Income/(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other.

TC ENERGY [32
FOURTH QUARTER NEWS RELEASE 2019

year ended December 31, 2018	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage[1]
(unaudited - millions of Canadian $)						Corporate[2]		Total

Revenues	4,038	4,314	619	2,584	2,124	—		13,679
Intersegment revenues	—	162	—	—	56	(218)	[3]	—
	4,038	4,476	619	2,584	2,180	(218)		13,679
Income from equity investments	12	256	22	64	355	5	[4]	714
Plant operating costs and other	(1,405)	(1,368)	(34)	(630)	(313)	159	[3]	(3,591)
Commodity purchases resold	—	—	—	—	(1,488)	—		(1,488)
Property taxes	(266)	(199)	—	(98)	(6)	—		(569)
Depreciation and amortization	(1,129)	(664)	(97)	(341)	(119)	—		(2,350)
Goodwill and other asset impairment charges	—	(801)	—	—	—	—		(801)
Gain on sales of assets	—	—	—	—	170	—		170
Segmented Earnings/(Losses)	1,250	1,700	510	1,579	779	(54)		5,764
Interest expense								(2,265)
Allowance for funds used during construction								526
Interest income and other[4]								(76)
Income before Income Taxes								3,949
Income tax expense								(432)
Net Income								3,517
Net income attributable to non-controlling interests								185
Net Income Attributable to Controlling Interests								3,702
Preferred share dividends								(163)
Net Income Attributable to Common Shares								3,539

1	Previously referred to as Energy.

2	Includes intersegment eliminations.

3
The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.

4
Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains on the peso-denominated loans from affiliates which are fully offset in Interest income and other.

TOTAL ASSETS BY SEGMENT

(unaudited - millions of Canadian $)	December 31, 2019	December 31, 2018

Canadian Natural Gas Pipelines	21,983	18,407
U.S. Natural Gas Pipelines	41,627	44,115
Mexico Natural Gas Pipelines	7,207	7,058
Liquids Pipelines	15,931	17,352
Power and Storage	7,788	8,475
Corporate	4,743	3,513
	99,279	98,920